SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			78,329,192	0.2270	0.1189
Shares	Preferred			391,585,891	1.2480	0.5944
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	08	96,853	599.72	58,084.68
Shares	Common	Direct with the Company	Sell	19	33,650	594.32	19,998.87
Shares	Common	Direct with the Company	Sell	22	1,500,000	593.81	890,715.00
Shares	Preferred	Direct with the Company	Sell	08	474,465	738.75	350,511.02
Shares	Preferred	Direct with the Company	Sell	19	54,900	729.01	40,022.65
Shares	Preferred	Direct with the Company	Sell	22	8,500,000	732.45	6,225,825.00
Shares	Preferred	Direct with the Company	Sell	25	2,000,000	730.41	1,460,820.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			76,698,689	0.2223	0.1164
Shares	Preferred			380,556,526	1.2129	0.5777

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			29,901,823,651	86.6734	45.3910
Shares	Preferred			12,147,641,741	38.7155	18.4401
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	As stated in the Minutes	Merger	28	25,175,834,643	0.00	0.00
Shares	Preferred	As stated in the Minutes	Merger	28	11,398,181,319	0.00	0.00
Shares	Common	Bradesco	Buy	05	10,000	600.86	6,008.60
Shares	Common	Bradesco	Buy	05	40,000	605.01	24,200.40
Shares	Common	Bradesco	Buy	05	420,000	606.00	254,520.00
Shares	Common	Bradesco	Buy	05	3,000,000	606.01	1,818,030.00
Shares	Common	Bradesco	Buy	05	12,500,000	607.00	7,587,500.00
Shares	Common	Bradesco	Buy	06	100,000	590.00	59,000.00
Shares	Common	Bradesco	Buy	06	3,000,000	595.00	1,785,000.00
Shares	Common	Bradesco	Buy	11	960,000	596.00	572,160.00
Shares	Common	Bradesco	Buy	12	7,460,000	594.00	4,431,240.00
Shares	Common	Bradesco	Buy	14	4,260,000	597.01	2,543,262.60
Shares	Common	Bradesco	Buy	14	11,000,000	597.99	6,577,890.00
Shares	Common	Bradesco	Buy	15	10,000	590.05	5,900.50
Shares	Common	Bradesco	Buy	18	20,000	590.05	11,801.00
Shares	Common	Bradesco	Buy	22	370,000	590.00	218,300.00
Shares	Common	Bradesco	Buy	22	20,000	590.01	11,800.20
Shares	Common	Bradesco	Buy	22	80,000	591.00	47,280.00
Shares	Common	Bradesco	Buy	22	800,000	592.00	473,600.00
Shares	Common	Bradesco	Buy	22	3,350,000	595.00	1,993,250.00
Shares	Common	Bradesco	Buy	25	120,000	581.00	69,720.00
Shares	Common	Bradesco	Buy	25	7,900,000	582.00	4,597,800.00
Shares	Common	Bradesco	Buy	25	450,000	582.99	262,345.50
Shares	Common	Bradesco	Buy	25	390,000	583.00	227,370.00
Shares	Common	As stated in the Minutes	Merger	28	22,280,277,268	0.00	0.00
Shares	Preferred	As stated in the Minutes	Merger	28	10,087,238,169	0.00	0.00
Shares	Common	As stated in the Minutes	Merger	28	2,856,143,593	0.00	0.00
Shares	Preferred	As stated in the Minutes	Merger	28	1,293,098,839	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			29,918,669,869	86.7222	45.4166
Shares	Preferred			12,129,797,430	38.6587	18.4131

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)	Quantity	%
				Same Class and Type	Total
Shares		Common	1,345	0.0000	0.0000
Shares		Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives		Securities Characteristics (2)	Quantity	%
				Same Class and Type	Total
Shares		Common	1,345	0.0000	0.0000
Shares		Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.